UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Premier Alliance Group, Inc.

 (Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

211917109

(CUSIP Number)

Isaac Blech
75 Rockefeller Plaza, 29th Floor
New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

July 1, 2013

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 211917109
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Miriam Blech
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,571,427
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,571,427
	10.	SHARED DISPOSITIVE POWER ☐ 0

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,571,427
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1% (1)
14.	TYPE OF REPORTING PERSON* IN

*	(SEE INSTRUCTIONS)

(1) The calculation of the foregoing percentage is based on 23,082,237 shares of Common Stock outstanding on May 9, 2013 as reported in Premier Alliance Group, Inc.’s Form 10-Q for the quarterly period ended March 31, 2013 filed with the Commission on May 14, 2013.

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CUSIP No. 211917109
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) River Charitable Remainder Unitrust f/b/o Isaac Blech
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,714,285
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER ☐ 5,714,285

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,714,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% (1)
14.	TYPE OF REPORTING PERSON* OO

*	(SEE INSTRUCTIONS)

(1) The calculation of the foregoing percentage is based on 23,082,237 shares of Common Stock outstanding on May 9, 2013 as reported in Premier Alliance Group, Inc.’s Form 10-Q for the quarterly period ended March 31, 2013 filed with the Commission on May 14, 2013.

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CUSIP No. 211917109
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isaac Blech
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,334,231
	8.	SHARED VOTING POWER 5,714,285
	9.	SOLE DISPOSITIVE POWER 1,334,231
	10.	SHARED DISPOSITIVE POWER ☐ 5,714,285

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,048,516
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0% (1)
14.	TYPE OF REPORTING PERSON* IN

*	(SEE INSTRUCTIONS)

(1) The calculation of the foregoing percentage is based on 23,082,237 shares of Common Stock outstanding on May 9, 2013 as reported in Premier Alliance Group, Inc.’s Form 10-Q for the quarterly period ended March 31, 2013 filed with the Commission on May 14, 2013.

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CUSIP No. 211917109

Item 1.      Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on March 10, 2011 (the “Original 13D” and, together with Amendment No. 1, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Premier Alliance Group, Inc., a Nevada corporation (the “Issuer”) , and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The principal executive offices of the Issuer are located at 4521 Sharon Rd., Suite 300, Charlotte, North Carolina 28211.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original 13D.

Item 3.      Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

No funds were used by Mr. Blech in connection with the acquisition of the Option (as defined below).

Item 4.      Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On July 1, 2013, the Issuer issued an incentive stock option (the “Option”) to Mr. Blech pursuant to the terms of an Incentive Stock Option Agreement. The Option gives Mr. Blech the right to purchase an aggregate of 75,000 shares of Common Stock at a purchase price of $0.59 per share pursuant to the Corporation’s 2008 Stock Incentive Plan (the “Plan”). The Option is immediately exercisable in full and expires on July 1, 2018.

The description of the Option herein is a summary and is qualified in its entirety by the terms of (i) the Incentive Stock Option Agreement, a copy of which is filed as Exhibit 6 to this Schedule 13D, and (ii) the Plan, a copy of which is filed as Annex A to the Issuer’s Proxy Statement filed with the SEC on April 3, 2009; each of which is incorporated by reference herein.

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The Reporting Persons intends to review their holdings in the Issuer on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall strategic objectives and financial condition, the Reporting Persons, together with their affiliates, may from time to time consider a number of possible strategies intended to enhance the value of their investment in the Issuer, enhance the value of the Issuer’s assets or enhance the value of the Reporting Persons’ assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting a transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in the Reporting Persons’ sole discretion, to take or refrain from taking any of the actions set forth above.

Item 5.      Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses to Item 4 are incorporated herein by reference.

(a), (b)	As of July 1, 2013, Ms. Blech beneficially owns 8,571,427 shares of Common Stock, representing approximately 27.1% of the shares of Common Stock outstanding, based upon the number of shares of Common Stock outstanding as provided in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013 filed with the Commission on May 14, 2013 (the “Form 10-Q”). Such beneficial ownership assumes the issuance of 4,285,713 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and 4,285,714 shares of Common Stock issuable upon exercise of the Warrants, as more fully described in the Original 13D. Ms. Blech disclaims beneficial ownership of the Common Stock owned by the Trust, except to the extent of her pecuniary interest therein.

Ms. Blech has the sole power to vote or direct the vote 8,571,427 shares of Common Stock and has the sole power to dispose or direct the disposition 8,571,427 shares of Common Stock.

As of July 1, 2013, the Trust beneficially owns 5,714,285 shares of Common Stock, representing approximately 19.8% of the shares of Common Stock outstanding, based upon the number of shares of Common Stock outstanding as provided in the Form 10-Q. Such beneficial ownership assumes the issuance of 2,857,143 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and 2,857,142 shares of Common Stock issuable upon exercise of the Warrants, as more fully described in the Original 13D. The sole beneficiary of the Trust is Isaac Blech, Ms. Blech’s husband. The trustee is Mr. Blech, who has the sole voting and dispositive power of the Trust. Mr. Blech disclaims beneficial ownership of the Common Stock owned by Ms. Blech, except to the extent of his pecuniary interest therein.

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The Trust has the shared power to vote or direct the vote of 5,714,285 shares of Common Stock and has the shared power to dispose or direct the disposition of 5,714,285 shares of Common Stock.

As of July 1, 2013, Mr. Blech beneficially owns 7,048,516 shares of Common Stock representing approximately 24.0% of the shares of Common Stock outstanding, based upon the number of shares of Common Stock outstanding as provided in the Form 10-Q. Such beneficial ownership assumes (i) the issuance of 2,857,143 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and 2,857,142 shares of Common Stock issuable upon exercise of the Warrants, held by the Trust, as more fully described in the Original 13D, (ii) the issuance of 450,000 shares of Common Stock upon exercise of certain warrants held by Mr. Blech, (iii) the issuance of 100,000 shares of Common Stock upon exercise of certain options held by Mr. Blech, including without limitation the Option, and (iv) the direct ownership of 784,231 shares of Common Stock.

(c)	Except as described herein, the Reporting Persons have not effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Stock reported in this Schedule 13D.

(e)	Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

The responses to Item 4 are incorporated herein by reference.

A copy of the Option is attached hereto as Exhibit 6 and is incorporated by reference herein. A copy of the Plan is filed as Annex A to the Issuer’s Proxy Statement filed with the SEC on April 3, 2009 and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Issuer, including but not limited to any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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Item 7.      Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 6          Incentive Stock Option Agreement, dated July 1, 2013, by and between Premier Alliance Group, Inc. and Isaac Blech

Exhibit 7          Premier Alliance Group, Inc. 2008 Stock Incentive Plan (incorporated by reference to Annex A of the Issuer’s Proxy Statement filed with the SEC on April 3, 2009)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2013

/s/ Isaac Blech
Name: Isaac Blech

River Charitable Remainder Unitrust f/b/o Isaac Blech

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

/s/ Miriam Blech
Name: Miriam Blech

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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